                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: ________________________                     +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |   1-13498    |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Assisted Living Concepts, Inc.
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Full Name of Registrant

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Former Name if Applicable

11835 NE Glenn Widing Drive, Building E
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Address of Principal Executive Office (Street and Number)

Portland, OR 97220
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
    |      filed on or before the fifteenth calendar day following the
[ ] |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

On February 1, 1999, Assisted Living Concepts, Inc. (the "Company") announced that it would restate its financial statements for the year ended December 31, 1997 and subsequent quarterly periods. On March 31, 1999, the Company announced that in connection with its year-end audit and in preparation for the restatement, additional items continue to be identified which will materially increase the size of the restatement, and may affect periods prior to the second quarter of 1997, including the Company's results for the fiscal year ended December 31, 1996. The Company is in the process of determining the scope and magnitude of the restatement. Until the restatement is completed, the Company is unable to file its annual report on Form 10-K.


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
            James Cruckshank             (503)                  252-6233
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In addition to changes resulting from the restatement (which will also be reflected in an amended report on Form 10-K for the corresponding period for fiscal 1997), the Company's operations in fiscal 1998 will include a material loss in the fourth quarter of 1998 due to an increase in net interest and general and administrative expenses resulting from reduction in capitalized interest and capitalized payroll associated with a lower level of development activity during the period, a charge of approximately $1.2 million relating to a terminated merger, write-offs of approximately $2.1 million relating to the abandonment of certain development sites, the write-off of certain deferred financing costs and other one-time charges. In addition, the fourth quarter was negatively impacted by a reduction in occupancy at certain stabilized residences and by slower than expected fill-up of recently opened residences, due primarily to the diversion of management's time and attention in connection with the merger and also due to regulatory issues in certain states. Because the Company is in the process of determining the scope and magnitude of the restatement, a reasonable estimate of the results cannot be made at this time.

================================================================================

                        Assisted Living Concepts, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         March 31, 1999             By       /s/ Sandra Campbell
    ------------------------------        --------------------------------------
                                            Name: Sandra Campbell
                                                  Senior Vice President, General
                                                  Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.